UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Landauer, Inc.

(Name of Subject Company)

Landauer, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel J. Fujii

Vice President, Chief Financial Officer and Secretary

Landauer, Inc.

2 Science Road

Glenwood, Illinois 60425

(708) 755-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission on September 20, 2017 by Landauer, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Fortive Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, including Restricted Stock and Performance-Based Restricted Stock (the “Shares”), of the Company, at a price of $67.25 per Share net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the offer to purchase dated September 20, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9, and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Schedule 14D-9 is hereby incorporated by reference in response to Items 1 through 8 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement Item 8 as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “Item 8. Additional Information–Regulatory Approvals” is hereby amended and supplemented by replacing the second, third and fourth paragraphs of that subsection with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when the Company files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 20, 2017. Early termination for the waiting period under the HSR Act was granted effective October 2, 2017. As a result, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

LANDAUER, INC.

	By:	/s/ Daniel J. Fujii
	Name:	Daniel J. Fujii
	Title:	Vice President, Chief Financial Officer and Secretary
Dated: October 3, 2017